Independent auditors’ report

To the Shareholders of

Platinum Group Metals Ltd.

(An exploration stage company)

We have audited the consolidated balance sheets of Platinum Group Metals Ltd. (an exploration stage company) as at August 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended August 31, 2006 and the cumulative period from March 16, 2000 to August 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2006 and the cumulative period from March 16, 2000 to August 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

November 8, 2006

Comments by auditors on Canada - United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated November 8, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 2 (f) to the consolidated financial statements.  Our report to the shareholders, dated November 8, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

November 8, 2006

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
August 31

	2006	2005
ASSETS
CURRENT
Cash and cash equivalents	$10,066,801	$2,750,461
Marketable securities (market value-$564,000; 2005 - $272,375)	210,000	251,750
Amounts receivable (Note 3)	394,993	344,059
Prepaid expenses and other	64,148	53,575
Total current assets	10,735,942	3,399,845
PERFORMANCE BONDS	27,364	24,685
INVESTMENT IN WESTERN BUSHVELD
JOINT VENTURE (Note 5)	10,830,088	5,770,020
MINERAL PROPERTIES (Note 6)	5,830,797	6,321,529
FIXED ASSETS (Note 7)	240,250	189,108
Total assets	$27,664,441	$15,705,187
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,126,584	$1,997,633
Current portion of capital lease obligation	6,658	5,929
Total current liabilities	2,133,242	2,003,562
LONG-TERM PORTION OF CAPITAL LEASE OBLIGATION	15,911	22,569
FUTURE INCOME TAXES (Note 11)	-	-
Total liabilities	2,149,153	2,026,131
SHAREHOLDERS' EQUITY
Share capital (Note 8)	39,798,768	23,513,389
Contributed Surplus (Note 2 (f) and Note 9)	1,785,705	1,723,198
Cumulative translation adjustment	(658,381)	-
Deficit accumulated during the exploration stage	(15,410,804)	(11,557,531)
Total shareholders' equity	25,515,288	13,679,056
Total liabilities and shareholders' equity	$27,664,441	$15,705,187

CONTINUING OPERATIONS (Note 1)
CONTINGENCIES AND COMMITMENTS (NOTE 12)

APPROVED BY THE DIRECTORS:

"R. Michael Jones"
R. Michael Jones, Director

"Frank R. Hallam"
Frank Hallam, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2006	2005	2004	2006
EXPENSES
Amortization	$93,906	$75,760	$31,768	$236,485
Annual general meeting	50,563	33,199	32,125	146,664
Corporate finance fees	-	-	100,000	125,000
Filing and transfer agent fees	49,108	84,996	57,756	285,476
Insurance	28,683	30,840	13,674	94,401
Mineral property costs written off	1,174,325	974,294	1,044,542	5,107,071
Management and consulting fees	367,891	326,167	322,996	1,495,745
News releases, print and mailout	92,281	416,083	21,938	544,262
Office and miscellaneous	268,707	102,220	84,368	600,054
Other taxes	3,000	-	6,500	86,766
Professional fees	266,223	193,765	130,383	1,070,419
Promotion	112,721	130,897	126,464	429,457
Property investigations	850	1,163	4,591	128,254
Rent	100,685	88,090	76,619	339,570
Salaries and benefits	904,385	604,260	404,936	2,168,481
Shareholder relations	153,220	75,323	38,090	703,755
Stock compensation expense	110,176	1,283,289	92,881	1,528,397
Telephone	44,609	45,197	39,533	174,645
Travel	271,883	258,125	231,507	893,856
	(4,093,216)	(4,723,668)	(2,860,671)	(16,158,758)
Less interest and other income (Note 10(b))	235,236	218,373	430,106	1,145,955
Loss before other items	(3,857,980)	(4,505,295)	(2,430,565)	(15,012,803)
Other items:
Write-down of investment in and
advances to Active Gold Group Ltd.
(Note 4)	-	127,488	90,062	242,275
(Gain) loss on sale
of marketable securities	(5,050)	(51,200)	-	(47,682)
Loss on sale of furniture	343	7,065	-	7,408
Equity in loss of Active Gold
Group Ltd. (Note 4)	-	-	-	187,000
	(4,707)	83,353	90,062	389,001
Loss for the period before income taxes	(3,853,273)	(4,588,648)	(2,520,627)	(15,401,804)
Future income tax recovery	-	793,000	278,000	1,737,000
Loss for the period	$(3,853,273)	$(3,795,648)	$(2,242,627)	$(13,664,804)
Basic and diluted loss per share	$(0.08)	$(0.10)	$(0.07)
Weighted-average number of
common shares outstanding	47,230,202	39,194,947	31,640,642

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
From commencement of operations, March 16, 2000, to August 31, 2006

								Deficit
				Flow-through				accumulated
	Common shares		Obligation	special			Cumulative	during	Total
	without par value		to issue	warrants		Contributed	translation	exploration	shareholders'
	Shares	Amount	shares	Number	Amount	surplus	adjustment	stage	equity
Issued for cash	1,395,001	$89,000	$-	2,605,000	$521,000	$ -	$-	$ -	$610,000
Issued for mineral properties	-	-	20,000	-	-	-	-	-	20,000
Net loss	-	-	-	-	-	-	-	(39,956)	(39,956)
Balance, August 31, 2000	1,395,001	89,000	20,000	2,605,000	521,000	-	-	(39,956)	590,044
Issued for cash	3,195,391	1,356,532	-	2,383,090	1,107,771	-	-	-	2,464,303
Issued upon exercise of share purchase warrants	2,000	1,100	-	-	-	-	-	-	1,100
Issued for mineral properties	210,000	57,050	(17,400)	-	-	-	-	-	39,650
Issued upon exercise of special warrants	2,605,000	521,000	-	(2,605,000)	(521,000)	-	-	-	-
Issued upon exercise of flow through
special warrants	2,383,090	1,107,771	-	(2,383,090)	(1,107,771)	-	-	-	-
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(310,000)	(310,000)
Net loss	-	-	-	-	-	-	-	(482,687)	(482,687)
Balance at August 31, 2001	9,790,482	3,132,453	2,600	-	-	-	-	(832,643)	2,302,410
Issued for cash	6,864,001	1,951,135	-	-	-	-	-	-	1,951,135
Issued for mineral properties	102,728	36,509	(2,600)	-	-	-	-	-	33,909
Issued to acquire New Millennium Metals	5,468,421	1,310,385	-	-	-	-	-	-	1,310,385
Future income taxes relating to exploration
expenditures applicable to flow-through
shares	-	-	-	-	-	-	-	(266,000)	(266,000)
Net loss	-	-	-	-	-	-	-	(1,501,620)	(1,501,620)
Balance, August 31, 2002	22,225,632	6,430,482	-	-	-	-	-	(2,600,263)	3,830,219
Issuance of flow-through common shares for cash	1,181,346	678,589	-	-	-	-	-	-	678,589
Issuance of common shares for cash	3,062,500	1,411,342	-	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option (Note 7)	571,603	200,061	-	-	-	-	-	-	200,061
Issued on exercise of warrants	645,990	233,389	-	-	-	-	-	-	233,389
Issued on exercise of stock options	96,500	35,075	-	-	-	-	-	-	35,075
Issued for mineral properties	47,696	16,140	-	-	-	-	-	-	16,140
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(140,000)	(140,000)
Stock options granted to consultants	-	-	-	-	-	42,051	-	-	42,051
Net loss	-	-	-	-	-	-	-	(1,748,993)	(1,748,993)
Balance, August 31, 2003	27,831,267	9,005,078	-	-	-	42,051	-	(4,489,256)	4,557,873
Issuance of flow-through common shares for cash	1,056,000	1,267,200	-	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,810,207	3,226,590	-	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,747,032	1,428,407	-	-	-	-	-	-	1,428,407
Issued on exercise of stock options	132,000	59,200	-	-	-	-	-	-	59,200
Issued for mineral properties	10,909	3,600	-	-	-	-	-	-	3,600
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(346,000)	(346,000)
Stock options granted to consultants	-	-	-	-	-	92,881	-	-	92,881
Net loss	-	-	-	-	-	-	-	(2,242,627)	(2,242,627)
Balance, August 31, 2004	34,587,415	14,990,075	-	-	-	134,932	-	(7,077,883)	8,047,124
Cumulative effect of change in accounting policy (Note 2 (f))	-	-	-	-	-	318,000	-	(318,000)	-
Issuance of flow-through common shares for cash	173,267	259,901	-	-	-	-	-	-	259,901
Issuance of common shares for cash	5,000,000	5,441,078	-	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,469,949	2,272,462	-	-	-	-	-	-	2,272,462
Issued on exercise of stock options	903,000	521,873	-	-	-	(13,023)	-	-	508,850
Issued for mineral properties	25,000	28,000	-	-	-	-	-	-	28,000
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(366,000)	(366,000)
Stock options granted	-	-	-	-	-	1,283,289	-	-	1,283,289
Net loss	-	-	-	-	-	-	-	(3,795,648)	(3,795,648)
Balance, August 31, 2005	43,158,631	$23,513,389	$-	-	$-	$1,723,198	$-	$(11,557,531)	13,679,056
Issuance of common shares for cash	9,500,000	14,898,656	-	-	-	-	-	-	14,898,656
Issued on exercise of warrants	843,047	1,181,305	-	-	-	-	-	-	1,181,305
Issued on exercise of stock options	164,500	165,418	-	-	-	(47,669)	-	-	117,750
Issued for mineral properties	25,000	40,000	-	-	-	-	-	-	40,000
Stock options granted	-	-	-	-	-	110,176	-	-	110,176
Translation adjustment	-	-	-	-	-	-	(658,381)	-	(658,381)
Net loss	-	-	-	-	-	-	-	(3,853,273)	(3,853,273)
Balance, August 31, 2006	53,691,178	$39,798,768	$-	-	$-	$1,785,705	$(658,381)	$(15,410,804)	$25,515,288

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2006	2005	2004	2006
OPERATING ACTIVITIES
Loss for the year	$(3,853,273)	$(3,795,648)	$(2,242,627)	$(13,664,804)
Add items not affecting cash
Amortization	93,906	75,760	31,768	236,485
Loss on sale of capital assets	343	7,065	-	7,408
Equity in loss of Active Gold Group Ltd.	-	-	-	187,000
Write-down of investment in and
advances to Active Gold Group Ltd.	-	127,488	90,062	242,275
Future income tax recovery	-	(793,000)	(278,000)	(1,737,000)
(Gain) loss on disposal
of marketable securities	(5,050)	(51,200)	-	(47,682)
Mineral property costs written off	1,174,325	974,294	1,044,542	5,107,071
Finders fee received in shares (Note 4.b)	-	-	-	(100,000)
Gain on sale of mineral property	-	-	(240,000)	(240,000)
Non-cash share compensation expense	110,176	1,283,289	92,881	1,528,397
Net change in non-cash working
capital (Note 13)	123,312	(419,954)	333,541	54,456
	(2,356,261)	(2,591,906)	(1,167,833)	(8,426,394)
FINANCING ACTIVITIES
Performance Bonds	(2,679)	(13,393)	(11,292)	(27,364)
Issuance of common shares	16,197,711	8,482,291	5,981,397	36,349,948
Issuance of flow-through special warrants	-	-	-	1,107,771
Issuance of special warrants	-	-	-	521,000
	16,195,032	8,468,898	5,970,105	37,951,355
INVESTING ACTIVITIES
Costs to acquire New Millennium Metals	-	-	-	(231,325)
Acquisition of capital assets	(145,392)	(160,177)	(105,095)	(482,905)
Sale of capital assets	-	2,456	-	2,456
Acquisition cost of mineral properties	(167,561)	(219,988)	(174,697)	(1,425,366)
Exploration expenditures	(476,032)	(2,286,734)	(1,769,443)	(7,428,154)
Investment in and advances to Joint Venture	(5,780,246)	(2,888,976)	(1,234,449)	(9,903,671)
Investment in and advances to Active Gold Group Ltd.	-	3,712	(90,062)	(246,677)
Proceeds on sale of marketable securities	46,800	-	-	257,482
	(6,522,431)	(5,549,707)	(3,373,746)	(19,458,160)
Net increase in cash and cash equivalents	7,316,340	327,285	1,428,526	10,066,801
Cash and cash equivalents, beginning of year	2,750,461	2,423,176	994,650	-
Cash and cash equivalents, end of year	$10,066,801	$2,750,461	$2,423,176	$10,066,801

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
(i)	During the year ended August 31, 2006, the Company issued 25,000 common shares with a value of $40,000 in connection with the acquisition of mineral properties.
(ii)	During the year ended August 31, 2005, the Company issued 25,000 common shares with a value of $28,000 in connection with the acquisition of mineral properties.
(iii)	During the year ended August 31, 2005 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (Active Gold")
from six of Active Gold's founding shareholders, all of whom are at arm's length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, paid from the Company's holdings of that security. Subsequent to year end, Sydney
Resource Corporation was reorganized and named West Timmins Mining Inc. As Active Gold is estimated to have nominal value, the tranaction was entered into for the purpose of preserving existing business relationships. The
Company therefore recorded the exchange as an expense.
(iv)	During the year ended August 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.
(v)	During the year ended August 31, 2004, the Company received marketable securities with a fair value of $33,750 relating to the recovery of mineral properties' costs.
(vi)	During the year ended August 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. with a value of $0.20 per share in exchange for sale of a 100-percent interest in the Company's Simlock Creek, British Columbia gold project and the termination of the earn-in requirements under a related option agreement.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:
No interest or income tax expenses were paid during the periods disclosed.

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

1.

CONTINUING OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds can or will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 15 to these consolidated financial statements.

(a)

Basis of Presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest”

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Basis of Presentation and principles of consolidation (continued)

or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the Western Bushveld Joint Venture (Note 5) is recorded using the equity method.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a quarterly basis and if the carrying values exceed estimated recoverable values, then the properties are written down to fair value. If put into production, the costs of acquisition and exploration will be amortized over the life of the property based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities and investments

Marketable securities are recorded at the lower of cost or market value.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment accounts.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Marketable securities and investments (continued)

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long term investments are made, where necessary, to recognize other than temporary declines in value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

(f)

Stock-based compensation

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002.  The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods.  As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in Fiscal 2005.

The total compensation expense recognized in the statement of operations for share purchase options granted in Fiscal 2006 to employees and directors amounted to $110,176 (2005 - $1,283,289). Had the same basis been applied to share purchase options granted in 2004, net earnings would have been as follows:

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Stock-based compensation (continued)

2004

Net loss	$ 2,242,627
Additional compensation expense	241,000
Pro forma net loss	$ 2,483,627

Pro forma basic and diluted loss per share	$ (0.08)

For the year ended August 31, 2004, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 200%, an annual risk free interest rate of 3.97% and expected lives of 3.47 years.  The weighted average fair value of share purchase options granted in 2004 was $1.04 per share.

Please refer to Note 8 (c) for a summary of stock options granted in the current period and the related valuation assumptions.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, or the return of contingently returnable shares, but are excluded from the computation if their effect is anti-dilutive.

(i)

Financial instruments

The fair values of cash and cash equivalents, amounts receivable, accounts payable and capital lease obligation reflected in the balance sheet approximate their respective carrying values. The fair value of marketable securities is disclosed on the balance sheet.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Financial instruments (continued)

Price risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j)

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include provisions for loss on and the estimated recoverable amount of assets, depreciation, income tax provisions, contingent liabilities, stock compensation and asset retirement obligations. Actual results could differ from those estimates.

(k)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation.

3.

AMOUNTS RECEIVABLE

Aug 31, 2006		Aug. 31, 2005
Advances receivable	$38,401	$15,786
Due from related parties (Note 10 (b) and (c ))	55,087	53,300
Goods and services tax recoverable	22,519	7,799
South African value added tax ("VAT") recoverable	241,462	263,466
Interest receivable	37,524	380
Other	-	3,328
	$394,993	$344,059

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

4.

INVESTMENTS

(a)

Active Gold Group Ltd.

At August 31, 2003 the Company held 1,461,905 shares (26.79%) of Active Gold Group Ltd. at a cost of $160,327. Active Gold was a private corporation founded by the Company that attempted to acquire and develop gold projects in South Africa.  Active Gold failed to achieve a prospecting license for its Rooderand Gold Project and the project was abandoned.  The Company is now defunct.  Advances by the Company to Active Gold in the normal course of business during 2003 amounted to $45,487 and in 2004 amounted to $90,062.  In 2003 the Company wrote off its investment in and advances to Active Gold after recognizing its equity in that company’s losses.  Advances in 2004 were written off in the year they occurred.

On September 30, 2004 the Company acquired 1,407,069 shares of Active Gold from six of its other founding shareholders, all of whom were at arm’s length to the Company, in exchange for 399,999 shares (market value $131,200) of Sydney Resource Corporation (now West Timmins Mining Inc. or “WTM”), paid from the Company’s holdings of that security (see Note 4 (c)). As Active Gold was of nominal value, the transaction was entered into for the purpose of preserving existing business relationships.  PTM, therefore, recorded the exchange as an expense of $131,200.

(b)

MAG Silver Corporation

In 2003 the Company earned a finders’ fee of 200,000 shares of MAG Silver Corporation (“MAG”), a company with one director and one officer in common with the Company, with an assigned value of $0.50 per share for introducing MAG to certain individuals and mineral properties located in Mexico. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $300,000 at August 31, 2006 and are included in marketable securities.

(c)

Sydney Resource Corporation

In 2002 New Millennium granted Sydney Resource Corporation (“SYR”), a company with two directors in common with the Company, an option to earn a 50% interest in New Millennium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia.  On December 2, 2003 the Company and SYR agreed to terminate the Option and the Company then sold the property to SYR outright in exchange for 1,200,000 shares of SYR at a value of $0.20 per share.  At August 31, 2006 the Company held 800,001 SYR shares with an aggregate cost of $160,000. Market value for these 800,001 shares at August 31, 2006 was $264,000. The shares are included in marketable securities.  Subsequent to year end SYR was reorganized and named West Timmins Mining Inc.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

5.

Investment in Western Bushveld Joint Venture (the “WBJV”)

	2006	2005
Opening Balance	$5,770,020	$1,234,449
Additional investment and advances	5,718,449	4,535,571
Translation adjustment	(658,381)	-
Share of net loss	-	-
Ending Balance	$10,830,088	$5,770,020

Details of the assets of the WBJV excluding the property rights contributed by the other ventures are as follows:

Year ended August 31, 2006
	SOUTH AFRICA

	2006	2005
Acquisition costs
of mineral rights
Balance, beginning of year	$1,804,926	$292,480
Incurred during year	93,367	1,512,446
Translation adjustment	(112,501)	-
Balance, end of year	$1,785,792	$1,804,926
Deferred exploration costs
Balance, beginning of year	3,965,094	941,969
Assays and geochemical	$756,770	$121,495
Drilling	4,554,926	1,744,881
Geological	1,557,563	459,855
Geolophysical	12,725	11,529
Site administration	661,430	670,940
Travel	68,811	14,425
	11,577,319	3,965,094
Less other venture's interest	(2,613,778)	-
Translation adjustment	(545,880)	-
Balance, end of year	$8,417,661	$3,965,094
Due from other venturer's	$626,635	$-
	$10,830,088	$5,770,020

From inception of the joint venture to August 31, 2006 there have been no material earnings or losses as all activities of the joint venture have been in connection with acquiring mineral rights and exploring the properties for minerals.

On October 26, 2004 the Company entered into a joint venture with Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the “WBJV”) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see (ii) (1) and (ii) (2) below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

5.

Investment in Western Bushveld Joint Venture (the “WBJV”) (continued)

The Company was required to operate and fund an exploration program in the amount of Rand 35 million (Cdn$6.44 million at August 31, 2005) over five years in order to earn its 37% interest in WBJV. As of April 2006 this requirement had been completed. After Rand35 million in expenditures were funded by PTM, the parties are required to fund their portion of further expenditures in excess of Rand 35 million pro-rata based on their working interest in the WBJV.

Once a bankable feasibility study has been completed, the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code.  Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will then have the opportunity to contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

The Company has concluded that it has significant influence over the operations of WBJV but not joint control and is therefore recording the investment using the equity method.

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV has been recorded at cost as it represents a non-monetary exchange.  The balance paid to date under the Company’s commitment to spend up to Rand 35 million in exploration costs has also been recorded as a cost of the investment.

Prior to August 31, 2006 the Company and WBJV participants Anglo Platinum Limited and Africa Wide Mining had approved a 2006 cash budget for the WBJV totalling Rand 29,712,200 (approximately Cdn $4.59 million at August 31, 2006).  Each party is to fund their pro-rata share of the approved budget by way of three separate cash calls.  At August 31, 2006 Anglo Platinum was due to contribute Rand 975,276, which was subsequently contributed.  At August 31, 2006 Africa Wide was due to contribute Rand 3,101,731, (Cdn $498,798) which amount was still outstanding at October 24, 2006. The joint venture does not maintain separate records and all receipts, disbursements and net assets excluding property contributed by other venturers are recorded in the records of and disbursed by the Company on behalf of the joint venture. Of the $2,126,584 in accounts payable at August 31, 2006, an amount of $1,850,000 (approximately Rand 12 million) was incurred on behalf of the WBJV.

As a result, effective May 31, 2006 the Company concluded that the functional currency of WBJV was now the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in cumulative translation adjustment as a separate component of shareholder equity.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

5.

Investment in Western Bushveld Joint Venture (the “WBJV”) (continued)

(a)

Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of Rand 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In 2005 the Company and the Vendors reached agreement whereby the Company purchased all surface and mineral rights to the property in exchange for Rand 7.0 million. In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(b)

Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn its interests the Company must make aggregate prospecting and option payments over time to the vendors of Rand 12.44 million (approximately C$2.24 million) ending April 2008.  Of this amount Rand 834,000 has been paid.  During 2004 the Company was granted Old Order prospecting permits on five portions of the farm.  In 2005 the Company was granted New Order prospecting permits on the remaining two farm portions. Certain portions covering 569 ha are subject to the vendors right to participate as to a 7.5% working interest, or to convert 1% NSR royalty, which the Company may buy-back for Rand 5,000,000 (approximately C $900,000).

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES

Year ended August 31, 2006

	Tweespalk	War Springs	Lakemount	LDI River	Shelby Lake	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$23,213	$103,832	$136,773	$540,532	$307,345	$248,858	$1,360,553
Incurred during year	8,622	8,658	84,800	5,000	-	100,481	207,561
Less amounts written off	-	-	-	-	-	(339,339)	(339,339)
Balance, end of year	$31,835	$112,490	$221,573	$545,532	$307,345	$10,000	$1,228,775

Deferred exploration costs
Assays and geochemical	$-	$63,788	$301	$-	$-	$-	$64,089
Drilling	-	150,334	-	-	-	-	150,334
Geological	675	215,444	6,767	425	425	5,001	228,738
Geophysical	-	995	-	-	-	2,210	3,205
Maps, fees and licenses	-	-	-	128	-	128	256
Site administration	-	4,973	10,468	-	-	195	15,636
Travel	-	11,265	1,502	-	-	1,007	13,774
	675	446,799	19,038	553	425	8,541	476,032
Balance, beginning of year	813,434	1,632,760	1,079,611	215,391	391,546	828,234	4,960,976
Less amounts written off	-	-	-	-	-	(834,986)	(834,986)
Balance, end of year	$814,109	$2,079,559	$1,098,649	$215,944	$391,971	$1,789	$4,602,022
Total Mineral Properties	$845,944	$2,192,049	$1,320,222	$761,476	$699,316	$11,789	$5,830,797

Year ended August 31, 2005

	Tweespalk	War Springs	Lakemount	LDI River	Shelby Lake	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$13,054	$86,986	$65,188	$540,532	$307,345	$594,120	$1,607,225
Incurred during year	10,159	16,846	71,585	-	-	204,398	302,988
Less recoveries	-	-	-	-	-	(55,000)	(55,000)
Less amounts written off	-	-	-	-	-	(494,660)	(494,660)
Balance, end of year	$23,213	$103,832	$136,773	$540,532	$307,345	$248,858	$1,360,553
Deferred exploration costs
Assays and geochemical	$14,230	$306,401	$20,108	$-	$-	$113,024	$453,763
Drilling	-	458,680	1,300	-	-	519,886	979,866
Geological	91,147	283,859	119,241	39	885	94,221	589,392
Geophysical	2,551	9,352	5,678	-	-	134,942	152,523
Maps, fees and licenses	-	187	8,752	-	-	3,022	11,961
Site administration	98	17,496	13,873	-	-	10,637	42,104
Travel	2,328	9,584	16,055	44	-	29,114	57,125
	110,354	1,085,559	185,007	83	885	904,846	2,286,734
Balance, beginning of year	703,080	546,895	894,604	215,308	390,661	403,328	3,153,876
Less amounts written off	-	-	-	-	-	(479,634)	(479,634)
Balance, end of year	$813,434	$1,632,454	$1,079,611	$215,391	$391,546	$828,540	$4,960,976
Total Mineral Properties	$836,647	$1,736,286	$1,216,384	$755,923	$698,891	$1,077,398	$6,321,529

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES (continued)

(a)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2006 total $3,037,933 (August 31, 2005 - $2,572,933).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Old Order prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits must be converted into New Order permits during a transition period.  This process is underway for the War Springs and Tweespalk properties.  The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at August 31, 2006 are calculated to be $253,783 (August 31, 2005 - $250,994).  The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES (continued)

(b)

Ontario

(i)

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor. The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000. On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited. At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin.  At August 31, 2005 the project was not active and the Company wrote off its remaining investment in the property amounting to $276,852. Kaymin has vested as to a 26.17% interest in the property in accordance with the terms of their option agreement.  PFN has terminated their option on the property and retains no working interest.

(ii)

Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,098,649 incurred to August 31, 2006) and by making staged payments totalling $150,000 ($75,000 paid) and 150,000 common shares (50,000 issued) by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

(iii)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,952 of which has been incurred to August 31, 2006. The option agreement was amended January 27, 2005 to allow the Company an additional three years, to May 5, 2008, to meet its exploration commitments in exchange for making annual cash payments of $5,000 to May 5, 2008 and undertaking a minimum of $50,000 in annual exploration expenditures.

After year end, on October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement as

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

(iii)

Lac des Iles River (continued)

amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iv)

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($25,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back. The Company terminated the Moss Lake option as of August 31, 2006 resulting in a write-off of $158,855.

(v)

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004. The South Legris Option Agreement was later amended on January 27th, 2005 to allow the Company an additional three years to meet its exploration commitments in exchange for making annual cash payments of $5,000 to April 10, 2008 and undertaking a minimum of $50,000 in annual exploration expenditures.

After year end, on October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement as amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

6.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

(vi)

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company could earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years.  The Company could earn an additional 20% property interest by completing a bankable feasibility study and providing or arranging production financing. The Company terminated the Seagull option as of February 28, 2006 resulting in a write-off of $785,288.

(vii)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company was required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To August 31, 2006 the Company had incurred costs of $565,869 and elected under the option agreement to form a 50/50 joint venture with the property vendor.  Amounts already spent by the Company in excess of $500,000 where repayable to the Company by the property vendor, or would be applied to dilute the vendor’s working interest in the property.

After year end, on October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(c)

Write-down of mineral properties

During the year the carrying values of certain mineral properties of the Company were determined to be impaired, resulting in a write-off in the amount of $1,174,325 (2005 - $974,294)

(d)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

7.

FIXED ASSETS

	August 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$316,385	$164,931	$151,454
Leasehold improvements	29,907	15,894	14,013
Office furniture and equipment	120,471	45,688	74,783
	$466,763	$226,513	$240,250

	August 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$223,983	$103,650	$120,333
Leasehold improvements	$22,970	$7,345	$15,625
Office furniture and equipment	75,418	22,268	53,150
	$322,371	$133,263	$189,108

8.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At August 31, 2006 there were 53,691,178 shares outstanding.

During the year ended August 31, 2006:

(i)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $40,000.

(ii)

843,047 share purchase warrants were exercised for proceeds of $1,181,305 and 164,500 stock options were exercised for proceeds of $117,750.

(iii)

the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months until April 13-21, 2007.  Filing fees of $7,000 and a finder’s fee of $45,704 related to this financing were paid by the Company in cash.

(iv)

The Company closed a non-brokered private placement for 1.7 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of two years until March 6, 2008.  Filing fees of $7,532 related to this financing were paid by the Company in cash.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

8.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(v)

The Company closed a brokered private placement for 5.6 million units at a price of $1.80 per unit. Each unit consisted of one common share and one half a common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until March 31, 2007 at a price of $2.10 per share.  Agent’s fees amounted to 7.0% of gross proceeds, which totalled $705,600, which was paid in cash. The Agents’ legal and other costs totalling $56,000 were paid by the Company. The Company also paid $23,498 as a filing fee.

During the year ended August 31, 2005:

(vi)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(vii)

2,469,949 share purchase warrants were exercised for proceeds of $2,272,462 and 903,000 stock options were exercised for proceeds of $508,850.

(viii)

the Company closed brokered private placements for gross proceeds of $6,259,900 on April 14, 2005. Proceeds of $259,901 were from the sale of 173,267 flow-through shares at $1.50 per share and $6,000,000 was from the sale of 5,000,000 non-flow-through units at $1.20 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until October 14, 2006 at a price of $1.50 per share. Agent’s fees amounted to 7.0% of gross proceeds, which totalled $438,193, which was paid in cash. The Agents’ legal and other costs totalling $24,229 were paid by the Company. The Company paid $47,000 to its lawyers for legal costs relating to the private placement, $20,000 for consulting services, and $29,500 as a filing fee. The Agents also received 517,327 compensation options exercisable into common shares of the Company at a price of $1.50 per share until October 14, 2006.

During the year ended August 31, 2004:

(ix)

The Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(x)

1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

(xi)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

8.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(xii)

the Company closed brokered private placements for gross proceeds of $2,721,555 on July 14, 2004. Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units at $1.05 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.35 per share. Agent’s fees amounted to 8.0% of gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agents’ legal and other costs totalling $42,535 were paid by the Company. The Company paid $36,409 in legal costs relating to the private placement. The Agents also received 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant. Stock options granted to employees of the Company’s South African subsidiary vest on average at an amount of 25% per six month period, while stock options granted to other employees, directors and officers are subject to a four month hold period.

The following tables summarize the Company’s outstanding stock options:

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2003	2,267,000	0.53
Granted	590,000	1.04
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at August 31, 2004	2,425,000	0.65
Granted	2,046,000	1.02
Exercised	(903,000)	0.56
Cancelled	(155,000)	1.05
Options outstanding at August 31, 2005	3,413,000	0.88
Granted	220,000	1.79
Exercised	(164,500)	0.72
Cancelled	(183,125)	0.97
Options outstanding at August 31, 2006	3,285,375	$0.94

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

8.

SHARE CAPITAL (Continued)

(c)

Incentive stock option agreement (continued)

	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31,
Price	2006	Life (Years)	2006
$0.35	335,000	0.52	335,000
0.50	295,000	1.75	295,000
0.55	30,000	0.52	30,000
0.70	132,000	2.05	132,000
0.75	75,000	0.87	75,000
1.00	1,635,375	3.47	1,590,375
1.05	50,000	3.92	50,000
1.10	332,500	3.28	332,500
1.15	90,000	3.99	90,000
1.18	50,000	3.21	50,000
1.44	50,000	2.28	50,000
1.45	15,000	4.40	15,000
1.50	20,500	4.36	20,500
1.85	115,000	4.80	-
1.92	60,000	4.84	-
	3,285,375	2.93	3,065,375

(i)

During the year ended August 31, 2006 the Company granted 220,000 stock options to employees. The Company has recorded $110,176 of compensation expense relating to stock options granted in this year.

The following weighted average assumptions were used in valuing stock options granted during the year:

Aug. 31, 2006
Risk-free interest rate	4.26
Expected life of options	3.50
Annualized volatility	85.21
Dividend rate	0.00%

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

8.

SHARE CAPITAL (Continued)

(ii)

During the year ended August 31, 2005 the Company granted 2,046,000 stock options to directors, officers, employees and consultants, (30,000 of which were cancelled during the same period). The Company has recorded $1,283,289 of compensation expense relating to stock options granted during the year. The stock-based compensation expense was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

August 31, 2005
Risk-free interest rate	2.93
Expected life of options	3.50
Annualized volatility	94%
Dividend rate	0.00%

(iii)

During the year ended August 31, 2004, the Company granted 75,000 stock options to consultants and 515,000 stock options to employees. The Company recorded compensation expense of $92,881 relating to the stock options granted to consultants.  No compensation expense was recorded for those granted to employees.  (Note 2.(f))

(d)

Share purchase warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Balance at August 31, 2003	3,016,981	$0.79
Issued to private placement placees (Note 7 (b) (x) and (xi))	1,892,550	1.19
Issued to agents on brokered financing (Note 7 (b) (xi))	253,663	1.21
Exercised and converted to common shares	(1,747,032)	0.82
Balance at August 31, 2004	3,416,162	1.03
Issued to private placement placees (Note 7 (b) (vii))	2,500,000	1.50
Issued to agents on brokered financing (Note 7 (b) (vii))	517,327	1.50
Expired during the period	(241,110)	1.20
Exercised and converted to common shares	(2,469,949)	0.92
Balance at August 31, 2005	3,722,430	$1.47
Issued to private placement placees (Note 7 (b) (iii, iv and v))	4,750,000	1.96
Expired during the period	(150,000)	1.35
Exercised and converted to common shares	(843,047)	1.40
Balance at August 31, 2006	7,479,383	$1.79

Warrant expiry dates:	October 14, 2006	2,729,383	$1.50
	March 31, 2007	2,800,000	2.10
	April 13, 2007	747,000	1.75
	April 14, 2007	203,000	1.75
	April 21, 2007	150,000	1.75
	March 6, 2008	850,000	1.75

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

9.

CONTRIBUTED SURPLUS

The following table summarizes the Company’s Contributed Surplus:

Contributed
Surplus
Balance at August 31, 2004	$134,932
Retroactive accounting change for stock options	318,000
Stock options granted during the year	1,283,289
Stock options exercised during the year	(13,023)
Balance at August 31, 2005	1,723,198
Stock options granted during the year	110,176
Stock options exercised during the year	(47,669)
Balance at August 31, 2006	$1,785,705

10.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

Management, salary and consulting fees of $354,710 (2005 - $278,401, 2004 - $249,253) were incurred with directors during the year. At August 31, 2006, $7,600 was included in accounts payable (2005 - $Nil).

(b)

The Company received $135,340 (2005 - $134,757, 2004 - $152,353) during the year from MAG Silver Corp. (“MAG”), a company with certain common directors and a common officer, under the terms of a 2003 service agreement for administrative services.  Accounts receivable at the end of the year include an amount of $39,738 due from MAG.

(c)

During the period the Company accrued or received payments of $27,300 (2005 - $39,000, 2004 - $Nil) from Sydney Resource Corporation, a company with certain common directors and a common officer, for administrative services.  Subsequent to year end SYR was reorganized and named West Timmins Mining Inc. (“WTM”).  The amount received was net of a credit adjustment of $19,500 in recognition of WTM’s relative inactivity in the first three quarters of calendar 2005.  Accounts receivable at the end of the year include an amount of $15,349 due from WTM.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

11.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2006	2005
Statutory tax rates	36%	36%
Recovery of income taxes computed at statutory rates	$1,391,802	$1,657,420
Effect of lower tax rates in foreign jurisdictions	(55,932)	(34,701)
Tax losses not recognized in the period that the
benefit arose	(1,335,870)	(829,719)
Future income tax recovery	$-	$793,000

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2006	2005
Future income tax assets
Operating loss carryforwards	$2,834,397	$2,599,980
Fixed assets	34,143	12,875
Mineral properties	783,875	72,993
Share issuance costs	386,483	287,579
Valuation allowance on future income tax assets	(4,038,898)	(2,973,427)
	$-	$-

The Company has Canadian non-capital loss carryforwards available to offset future taxable income in the amount of approximately $7.2 million, which expire at various dates from 2006 to 2026.

The Company has South African non-capital loss carryforwards available to offset future taxable income in the amount of approximately $1.5 million, which do not expire, subject to business continuity.

12.

CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments, are as follows as at August 31, 2006.

2007	149,372
2008	84,101
2009	92,730
2010	51,620
$377,823

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

13.

SUPPLEMENTARY CASH FLOW INFORMATION

(a)

Net change in non-cash working capital

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2006	2005	2004
Amounts receivable	$(50,934)	$(102,923)	$(164,724)
Prepaid expenses and other	(10,573)	(36,673)	7,918
Accounts payable	184,819	(280,358)	490,347
	$123,312	$(419,954)	$333,541

(b)

Cash and cash equivalents

Cash and cash equivalents consist of the following:

	Aug. 31, 2006	Aug. 31, 2005	Aug. 31, 2004
Cash	$1,666,801	$693,661	$273,176
Short-term deposits	8,400,000	2,056,800	2,150,000
	$10,066,801	$2,750,461	$2,423,176

14.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Investment in joint ventures, fixed assets, capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	August 31,	August 31,
	2006	2005
Canada	$2,872,433	$3,717,075
South Africa	14,028,702	8,563,582
	$16,901,135	$12,280,657

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheet

	2006	2005
Total assets under Canadian GAAP	$27,664,441	$15,705,187
Decrease in mineral properties due to expensing
of exploration costs (a)	(4,602,022)	(4,960,976)
Decrease due to lower equity interest in WBJV (b)	(9,044,296)	(3,965,094)
Marketable securities (e)	354,000	20,625
Total assets under US GAAP	$14,372,123	$6,799,742
Total liabilities under Canadian GAAP	$2,149,153	$2,026,131
Liability relating to issuance of flow-through shares (c)	24,758	30,264
	2,173,911	2,056,395
Shareholders' equity under Canadian GAAP	25,515,288	13,679,056
Cumulative mineral properties adjustment (a), (c)	(4,602,022)	(4,960,976)
Cumulative equity adjustment for WBJV (b)	(9,590,176)	(3,965,094)
Liability recorded upon issuance of flow-through shares (c)	(24,758)	(30,264)
Cumulative translation adjustment (b)	545,880	-
Marketable securities (e)	354,000	20,625
Shareholders' equity under US GAAP	12,198,212	4,743,347
Total liabilities and shareholders' equity under US GAAP	$14,372,123	$6,799,742

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Consolidated Statement of Loss and Deficit

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000	to
	August 31,	August 31,	August 31,	August 31,
	2006	2005	2004	2006
Net loss under Canadian GAAP	$(3,853,273)	$(3,795,648)	$(2,242,627)	$(13,664,804)
Mineral property costs
written off (a)	1,174,325	974,294	1,044,542	5,099,746
Acquisition costs included
in write off (a)	(339,339)	(494,660)	(450,217)	(2,099,839)
Adjustment for equity loss on WBJV (b)	(4,998,447)	(3,023,125)	-	(8,021,572)
Mineral property exploration
expenditures (a)	(476,032)	(2,286,735)	(2,711,412)	(8,543,900)
Future income taxes (c)	5,506	(660,574)	(190,242)	(1,138,095)
Consulting (d)	-	-	-	(287,250)
Variable Stock based compensation (d)	(50,200)	37,800	(125,510)	(175,200)
Stock based compensation for
employees and directors (d)	-	1,136,055	-	1,136,055
Write-down of "available for
sale" securities (e)	-	-	-	18,450
Net loss under US GAAP	$(8,537,460)	$(8,112,593)	$(4,675,466)	$(27,676,409)
Basic loss per share
under US GAAP	$(0.18)	$(0.21)	$(0.15)

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Consolidated Statement of Cash Flows

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000 to
	August 31,	August 31,	August 31,	August 31,
	2006	2005	2004	2006
Operating activities
Operating activities under
Canadian GAAP	$(2,356,261)	$(2,591,906)	$(1,179,125)	$(8,426,394)
Deferred exploration (a)	(4,979,915)	(4,219,624)	(2,711,412)	(14,846,896)
Operating activities
under US GAAP	$(7,336,176)	$(6,811,530)	$(3,890,537)	$(23,273,290)
Financing activity
Financing activities under
Canadian and US GAAP	$16,195,032	$8,468,898	$5,981,397	$37,951,355
Investing activities
Investing activities under
Canadian GAAP	$(6,522,431)	$(5,549,707)	$(3,373,746)	$(19,458,160)
Deferred exploration (a)	4,979,915	4,219,624	2,711,412	14,846,896
Investing activities
under US GAAP	$(1,542,516)	$(1,330,083)	$(662,334)	$(4,611,264)

(a)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of capital assets.  Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes the Company has expensed exploration expenditures in the period incurred. During the year ended August 31, 2006 and 2005 the Company incurred $4,998,447 and $3,023,125 respectively in exploration expenditures on behalf of the WBJV and recorded a share of equity loss from the WBJV of a corresponding amount (Note 15.b). The Company believes that these cash expenditures under U.S. GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

(b)

Investment in WBJV

Under Canadian and U.S. GAAP the Company accounts for this investment using the equity method. Under U.S. GAAP the equity loss from the investment is higher as WBJV expenses exploration expenses under U.S. GAAP, whereas under Canadian GAAP these expenditures are capitalized in WBJV.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(c)

Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs.  When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company.  The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

Furthermore, under US GAAP, the amounts received through the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash.  Such amounts unexpended at August 31, 2006 and 2005 totalled approximately $123,790 and $150,917, respectively.

(d)

Accounting for stock-based compensation

On September 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123 (R)), which requires the recognition of compensation expense for all share-based payment awards. SFAS 123 (R) requires the Company to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized over the period during which services are provided in exchange for the award, generally the vesting period. The Company adopted SFAS 123 (R) using the modified prospective transition method. Under this method, compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, compensation cost is recognized over the remaining service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior periods are not restated for comparative purposes.

During the year ended August 31, 2006, the Company recognized $110,176 in stock-based compensation expense or $0.01 per share.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(d)

Accounting for stock-based compensation (continued)

The following weighted average assumptions were used in valuing stock options granted during the year:

Aug. 31, 2006
Risk-free interest rate	4.26
Expected life of options	3.50
Annualized volatility	85.21
Dividend rate	0.00%

Prior to the adoption of SFAS 123 (R), the Company recognized stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and applied the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” as if the Company had applied the fair value method to measuring stock- based compensation expense. If the Company had accounted for stock-based compensation in accordance with the fair value method as prescribed by SFAS 123, net loss per share for the years ended August 31, 2005 and 2004 would have been:

	Year ended	Year ended
	August 31,	August 31,
	2005	2004
Net loss, as originally reported	$(8,112,593)	$(4,675,466)
Adjustments:
Additional stock-based employee compensation expense
under fair value based method for all awards	(1,136,055)	(250,000)
Net loss, adjusted	$(9,248,648)	$(4,925,466)
Basic and diluted net income per share, as reported	$(0.21)	$(0.15)
Basic and diluted net loss per share, adjusted	$(0.23)	$(0.16)

FASB Interpretation 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised.

Consequently, 65,000 stock options issued to employees and directors that were repriced on March 6, 2002 are now considered to be variable and any increase in the market price over the reduced exercise price must be recognized as compensation cost.  As at August 31, 2006, the market price of the Company’s common shares was $1.80 per share (2005 - $1.15) resulting in compensation (recovery) expense of $50,200 (2005 - $(37,800); 2004 - $125,510).

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(e)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.  The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2006	2005	2004
Net loss under US GAAP	$(8,537,460)	$(8,112,593)	$(4,675,466)
Other comprehensive income:
Unrealized gain (loss) on
marketable securities	333,375	(289,000)	243,625
Translation adjustment	(112,501)	-	-
Other	-	-	(87,999)
Comprehensive net loss
under US GAAP	$(8,316,586)	$(8,401,593)	$(4,519,840)
Comprehensive loss per share	$(0.18)	$(0.21)	$(0.14)

(f)

Accounting for derivative instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no significant financial impact.

(g)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(g)

Recent accounting pronouncements (continued)

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.  The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

In September 2005, the EITF reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (EITF 04-13). The EITF concluded that entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as non-monetary exchanges involving inventory. The consensus is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring, in interim or annual reporting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have any impact on the Company’s operating results or financial positions.

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instrument (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits the Company to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. This Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The Company expects that the adoption of SFAS 155 will have no impact on its operating results or financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

August 31, 2006 and 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(g)

Recent accounting pronouncements (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R” (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the fiscal year ending after November 15, 2006 by recording necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.  The Company expects that adoption of SAB 108 will not have a material impact on its financial condition and results of operations.

16.

SUBSEQUENT EVENTS

Subsequent to August 31, 2006, 2,515,069 common shares were issued pursuant to the exercise of 2,433,194 warrants at a price of $1.50 per share, 50,000 stock options at a price of $1.10 per share, and 31,875 stock options at a price of $1.00 per share, for aggregate proceeds of $3,736,665.

There are other subsequent events disclosed elsewhere in the notes to the consolidated financial statements.